Exhibit 99.1

Eco Wave Power Completes First Phase of AI-Powered Digital Twin, Advancing Intelligent Wave Energy and Future AI Data Center Applications

Milestone establishes digital foundation for predictive wave energy systems; both Eco Wave Power U.S. and AI engineering are NVIDIA Inception members, while NVIDIA Networking has issued a support letter for the Company’s AI and Digital Twin development initiative

Tel Aviv, Israel – November 2, 2026 – Eco Wave Power Global AB (publ) (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”), a leading onshore wave energy technology company, today announced the successful completion of the first phase of its AI-powered Digital Twin development program with Germany-based AI engineering GmbH.

The milestone represents an important step in Eco Wave Power’s strategy to make wave energy increasingly intelligent, predictive and scalable.

Phase 1 created a physics-based digital model of how ocean waves interact with Eco Wave Power’s proprietary floaters. The work included simulations of wave loading, floater movement, structural forces and potential energy generation under varying sea conditions, together with initial machine-learning capabilities for energy and load forecasting.

Importantly, the project also evaluated how the model can be adapted to future sites with different wave conditions — potentially enabling Eco Wave Power to transfer knowledge and engineering insights from one project to the next as it expands globally.

“We are building the digital intelligence around our physical technology,” said Inna Braverman, Founder and CEO of Eco Wave Power.

“Our technology already converts ocean waves into clean electricity. By combining it with Digital Twins and AI, our goal is to increasingly predict system performance, optimize our technology before deployment and learn faster from every project we build.”

“We believe this can help us improve engineering decisions, accelerate deployment and ultimately create increasingly intelligent wave energy systems as we move toward larger commercial installations.”

NVIDIA: Connecting AI, Energy and Digital Twins

Both Eco Wave Power U.S. and AI engineering GmbH are members of the NVIDIA Inception program, connecting the collaboration to NVIDIA’s ecosystem of AI, accelerated computing and Digital Twin technologies.

As part of the Digital Twin initiative, the companies are utilizing and evaluating NVIDIA Omniverse for Digital Twin visualization and simulation workflows, NVIDIA Warp within the simulation and modeling toolchain, and NVIDIA-accelerated computing infrastructure to support high-fidelity simulation and machine-learning development.

Eco Wave Power’s technology was also featured twice during 2026 in keynote presentations by NVIDIA Founder and CEO Jensen Huang.

In June 2026, NVIDIA further highlighted Eco Wave Power in a dedicated corporate blog titled “Eco Wave Power Turns Waves Into Watts With NVIDIA AI Infrastructure and Digital Twins.”

NVIDIA corporate blog:

https://blogs.nvidia.com/blog/eco-wave-power-ai-digital-twins/

The NVIDIA feature explored how NVIDIA AI infrastructure, accelerated computing and NVIDIA Omniverse libraries can support Digital Twins of wave energy systems, predictive optimization and, longer term, energy-aware computing and ocean-powered data centers.

In September 2026, Eco Wave Power received an additional show of support when NVIDIA Networking (Mellanox Technologies Ltd., a subsidiary of NVIDIA Corporation) provided a formal letter supporting Eco Wave Power’s proposed “Digital Twin & Energy-Aware Computing” research project submitted to the Israel Innovation Authority.

In the letter, NVIDIA Networking described Eco Wave Power’s initiative as “a key opportunity to demonstrate the application of AI, accelerated computing and Digital Twin technologies to next-generation renewable energy infrastructure” and expressed strong interest in the technology and its development.

NVIDIA Networking further stated that, if the project receives funding, it intends to assist Eco Wave Power in achieving the project’s mission, subject to a mutual written agreement between the companies.

AI Engineering: Building the Physics Behind the Digital Twin

“Wave energy is a particularly challenging engineering problem because it combines complex free-surface fluid dynamics, structural motion, and highly variable environmental conditions. Our goal is to create a physics-based digital representation of Eco Wave Power’s system that links high-fidelity simulation with operational data. This approach allows us to better understand energy capture, structural loading, and system behavior across a wide range of sea states. Over time, combining these physics models with machine learning can support more accurate forecasting, design optimization, and scalable deployment of wave energy technology,” said PD Dr.-Ing. habil. Stefan Adami, Co-Founder and General Manager of AI engineering GmbH.

From Smarter Wave Energy to AI Data Centers

Eco Wave Power believes the Digital Twin can have applications beyond optimizing wave energy generation.

As AI data centers require increasing amounts of electricity, Eco Wave Power sees a significant opportunity to supply wave-generated renewable electricity directly to data centers located in proximity to coastlines.

The Company is currently in discussions with a number of data-center developers and infrastructure partners regarding the potential supply of wave-generated electricity to coastal and nearshore data-center facilities.

In parallel, Eco Wave Power is working to develop technology designed to enable a secure connection between wave-energy generation systems and data-center infrastructure, together with a secure settlement mechanism intended to support trusted measurement, verification and settlement of the electricity supplied.

The Digital Twin could add another important layer to this infrastructure by forecasting when wave-energy production is expected to increase or decrease. This information could ultimately be combined with data-center electricity demand, energy storage and grid availability, enabling computing infrastructure to better coordinate its energy consumption with renewable-energy availability.

This vision was also highlighted by NVIDIA in its corporate blog on Eco Wave Power, which discussed using AI to align energy-intensive computing workloads with renewable-energy generation.

“AI can help make wave energy smarter — and wave energy can help provide the electricity that AI increasingly needs,” Braverman said.

“We believe this is where the opportunity becomes particularly exciting. We are not only developing the intelligence to predict and optimize wave-energy production; we are also working on the secure infrastructure needed to connect that electricity directly with the data centers that need it.”

“Our discussions with data-center developers are an important part of understanding how wave energy can become a practical part of the future energy mix for AI infrastructure, particularly in coastal locations.”

Next Steps: Toward an Intelligent Wave Energy System

With Phase 1 completed, Eco Wave Power and AI engineering have established a roadmap for potential subsequent stages of the Digital Twin.

Phase 2 is expected to expand the model to Eco Wave Power’s hydraulic and mechanical energy-conversion system.

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Phase 3 would connect the Digital Twin with real-world operational sensors, environmental conditions and actual electricity-generation data.

Phase 4 would introduce a broader machine-learning operational layer designed to support energy forecasting, system-behavior prediction and increasingly intelligent optimization.

“Phase 1 gave us the digital foundation. The next stages are about connecting that foundation to our full energy-conversion system, real-world data and ultimately AI-driven operation,” Braverman concluded.

“Our goal is simple: to make wave energy smarter, easier to scale and increasingly capable of interacting intelligently and securely with the energy infrastructure of the future.”

About AI engineering GmbH

AI engineering GmbH is a Germany-based engineering company focused on applied fluid mechanics research and development. Its expertise includes numerical flow simulation, GPU-based high-performance computing, customized computational-fluid-dynamics solutions and fluid-structure interaction.

The company develops PAMICS, a particle-based multiphysics simulation framework for complex fluid-flow applications and Digital Twin development. AI engineering is a member of the NVIDIA Inception program.

About Eco Wave Power Global AB (publ)

Eco Wave Power Global (Nasdaq: WAVE) is a leading onshore wave energy company that converts ocean and sea waves into clean, reliable and cost-efficient electricity using its patented technology. The Company installs its systems on existing coastal infrastructure, including breakwaters, jetties and piers, enabling renewable electricity generation close to coastal cities, ports and energy-intensive infrastructure.

Eco Wave Power developed and operates Israel’s first grid-connected wave energy power station and launched the first onshore wave energy pilot project in the United States at the Port of Los Angeles. The Company is also advancing projects in Portugal, Taiwan, India and other markets, with a global project pipeline of 404.7 MW.

Eco Wave Power has received support and recognition from organizations including the European Union, Innovate UK and the United Nations and is publicly traded on the Nasdaq Capital Market under the symbol WAVE.

For more information, please visit Eco Wave Power’s website.

Press inquiries:
info@ecowavepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company (NASDAQ: WAVE) is using forward-looking statements in this press release when it discusses the potential future development and benefits of its Digital Twin platform, including potential subsequent phases of the Digital Twin program with AI engineering GmbH and the future integration of hydraulic and mechanical energy-conversion modeling, real-world operational data, machine learning and energy forecasting; the potential for the Digital Twin to improve engineering decisions, accelerate deployment and enhance the scalability and optimization of its technology; the development of technology for secure connection and settlement between wave-energy generation systems and data-center infrastructure; its discussions with data-center developers and infrastructure partners and the potential supply of wave-generated electricity to coastal and nearshore data-center facilities; potential applications of wave energy and the Digital Twin for data centers and AI infrastructure; potential funding for the Digital Twin & Energy-Aware Computing research project and any assistance NVIDIA Networking may provide in connection with that project, which remains subject to a mutual written agreement and to change; and the Company’s continued use and evaluation of NVIDIA technologies. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the SEC on March 12, 2026, which is available on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

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